UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: September 16, 2022

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Corporation (the “Company”) will hold its Annual General Meeting of Shareholders (the “Meeting”) on October 14, 2022 beginning at 9:30 a.m. (local time) at the Company’s offices at 2101 Cottontail Lane, Somerset, NJ 08873, USA.

Materials made available in connection with the Meeting are available on the Company's website at www.legendbiotech.com.

The following documents regarding the Meeting, each of which are attached as an exhibit hereto, are incorporated by reference herein. This report on Form 6-K, including the exhibits attached hereto, shall be deemed to be incorporated by reference in the registration statements of the Company on Form F-3 (Nos. 333-257609 and 333-257625) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Proxy Statement
99.2	Notice of Annual General Meeting
99.3	Form of Proxy
99.4	Voting Card and Instructions for ADS Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

September 16, 2022	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer